NEWS RELEASE

August 24, 2006

Canetic Resources Trust Announces Closing of $690 Million Subscription Receipt and Convertible Debenture Bought Deal Financing

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) Canetic Resources Trust (“Canetic” or the “Trust”) is pleased to announce the closing of its previously announced “bought deal” financing.  Upon closing, the Trust issued 20,769,000 subscription receipts (the “Subscription Receipts”) at $22.15 per Subscription Receipt and $230 million principal amount of convertible extendible unsecured subordinated debentures (the “Debentures") for gross proceeds of $690,033,350.  This includes the full exercise by the underwriters of their over-allotment option to purchase up to an additional 2,709,000 Subscription Receipts and an additional $30 million principal amount of Debentures.  The net proceeds of the financing will be used to partially fund Canetic’s acquisition of certain private company assets located in central Alberta and northeastern British Columbia, announced on August 2, 2006 (the “Acquisition”).  The Subscription Receipts and Debentures are listed for trading on the TSX under the symbols "CNE.R" and "CNE.DB.E", respectively

The offering was underwritten by a syndicate co-led by BMO Capital Markets, TD Securities Inc. and CIBC World Markets Inc. and included National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Tristone Capital Inc. and HSBC Securities (Canada) Inc.

Each Subscription Receipt represents the right to receive one trust unit of Canetic on the closing of the Acquisition.  The proceeds from the offering of Subscription Receipts have been deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before September 30, 2006, the net proceeds will be released to Canetic and used to pay part of the purchase price of the Acquisition.  If the Acquisition closes by September 30, 2006, holders of the Subscription Receipts will receive a payment equivalent to the amount of any cash distributions declared to unitholders for which record dates occur between the closing of the offering and the closing of the Acquisition.  If the Acquisition fails to close by September 30, 2006, or the Acquisition is terminated at any earlier time, Canetic will return to holders of Subscription Receipts the issue price and their pro rata entitlement to interest thereon.  The Acquisition is expected to close on or about August 31, 2006.

The Debentures have a face value of $1,000 per Debenture, a coupon of 6.50%, a final maturity date, if extended, of December 31, 2011 and are convertible into trust units of Canetic at a price of $26.55 per trust unit.  The initial maturity date of the Debentures will be September 30, 2006, with an automatic extension to December 31, 2011 upon the closing of the Acquisition.  If the Acquisition does not close on or before September 30, 2006, or if the Acquisition is terminated at any earlier time, the Debentures will mature on the initial maturity date.  The Debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2006, representing accrued interest from closing of the offering to December 31, 2006.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY:  Certain information in this press release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the offering and the use of proceeds of the offering.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.